UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ALLURION TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02008G102
(CUSIP Number)

RTW Investments, LP
Attn: Roderick Wong, M.D.
40 10th Avenue, Floor 7
New York, New York 10014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02008G102
1.	Name of Reporting Person RTW Investments, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,936,903 (including 479,196 shares underlying the Notes (as defined below)).
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,936,903 (including 479,196 shares underlying the Notes).
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,936,903 (including 479,196 shares underlying the Notes).
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 8.1%(1)
14.	Type of Reporting Person PN, IA

(1) Percentage based upon 47,852,203 shares of the Company’s Common Stock outstanding as of March 22, 2024, as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and assumes the conversion of the Notes up to the Conversion Cap (as defined below).

CUSIP No. 02008G102
1.	Name of Reporting Person Roderick Wong, M.D.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,936,903 (including 479,196 shares underlying the Notes).
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,936,903 (including 479,196 shares underlying the Notes).
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,936,903 (including 479,196 shares underlying the Notes).
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ¨
13.	Percent of Class Represented by Amount in Row (11) 8.1%(1)
14.	Type of Reporting Person IN, HC

(1) Percentage based upon 47,852,203 shares of the Company’s Common Stock outstanding as of March 22, 2024, as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and assumes the conversion of the Notes up to the Conversion Cap.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the initial statement on Schedule 13D, filed on August 11, 2023 (the “Initial Schedule 13D”) by the undersigned. This Amendment No. 1 amends the Initial Schedule 13D as specifically set forth herein (the Initial Schedule 13D as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

The source of funds used for the purchase of the Notes was the working capital of the RTW Funds. The aggregate purchase price of the Notes reported herein was approximately $48 million.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Note Purchase Agreement

On April 14, 2024, Company, RTW Investments, as agent for the purchasers (the “Purchasers”) party thereto from time to time (in such capacity, the “Principal Purchaser”), and Acquiom Agency Services LLC, as collateral agent for the Purchasers and the Principal Purchaser, entered into a Note Purchase Agreement (the “Original Note Purchase Agreement” and, as amended by the Amendment (as defined herein), the “Amended Note Purchase Agreement”). On April 16, 2024, the Company, the Principal Purchaser, the Purchasers and Acquiom entered into the First Amendment to the Original Note Purchase Agreement (the “Amendment”). Pursuant to the Amended Note Purchase Agreement, the Company issued and sold $48 million aggregate principal amount of convertible senior secured notes (the “Notes”) to the Purchasers in a private placement transaction. The Purchasers are RTW Funds.

The Notes will bear interest at the annual rate of 6.0%, which is payable quarterly in cash or, at the Company’s option, in kind for the first three years. The maturity date for the Notes will be April 16, 2031. The Notes are guaranteed by Allurion Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Allurion Opco”), and certain other current and future subsidiaries of the Company and are secured by substantially all the assets of the Company and the guarantors.

The Notes are convertible into shares of the Company's Common Stock at the Purchaser’s election at any time after the earliest of (i) the date on which Stockholder Approval (as defined below) is obtained, (ii) December 31, 2025, (iii) the date of a Fundamental Change Company Notice (as defined in the Note Purchase Agreement), and (iv) the Make-Whole Fundamental Change Effective Date (as defined in the Amended Note Purchase Agreement), subject to certain terms and limitations in the Amended Note Purchase Agreement, based on the higher of (x) an initial conversion rate of 307.0797 shares of Common Stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $3.26 per share, which represents a 35% premium to the trailing 30 day volume weighted average price (“VWAP”) of the Company's Common Stock on the New York Stock Exchange (the “NYSE”) as of the close of business on April 12, 2024 and (y) a 35% conversion premium to the lowest price per share in an equity financing for capital raising purposes ending on the date on which the Company has raised aggregate gross offering proceeds of at least $15,000,000 (the “Next Equity Financing”).

Although the initial conversion price based on clause (x) above for the Notes is above NYSE’s “Minimum Price” (as such term is defined in Section 312.03 of the NYSE Listed Company Manual), it is subject to a reset provision at the time of the Next Equity Financing that could result in the conversion price falling below such Minimum Price. Therefore, the Amended Note Purchase Agreement provides that unless and until requisite approval of the Company’s stockholders is obtained (“Stockholder Approval”), the Company will not deliver Common Stock upon conversion of the Notes in excess of 1% of the number of shares of the Company’s Common Stock outstanding as of April 14, 2024 (the “Conversion Cap”). The Company is required to include a proposal in its definitive proxy statement on Schedule 14A seeking Stockholder Approval no later than December 31, 2025, and if the Company does not obtain Stockholder Approval at such meeting, it shall call a special meeting of stockholders each 90-day period thereafter at least two times, and thereafter at each subsequent annual meeting until Stockholder Approval is obtained or the Notes are no longer outstanding; provided, that shares of Common Stock issued upon conversion of the Notes prior to obtaining Stockholder Approval shall not be entitled to vote in favor of Stockholder Approval.

Subject to specified conditions, on or after April 16, 2028, the Notes are redeemable by the Company at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Pursuant to the terms of the Amended Note Purchase Agreement, each Purchaser is subject to a beneﬁcial ownership conversion limitation such that no Purchaser shall be permitted to convert Notes to the extent it would result in such Purchaser and its aﬃliates beneﬁcially owning more than 9.99% of the Company’s Common Stock.

Pursuant to the terms of the Amended Note Purchase Agreement, RTW Investments will be entitled to appoint a non-voting board observer to the Company’s board of directors (the “Board”), and the Company shall include an additional director nominee in the Company’s proxy statement for the election of the Class I directors at the Company’s 2024 annual meeting of stockholders, with the recommendation of the Board to vote in favor of such additional nominee as well as the “RTW Designated Director” (as defined in the Investor Rights Agreement). Such additional director nominee shall go through the Company’s director nomination process led by the Nominating and Corporate Governance Committee of the Board. RTW Investments shall have the right to approve such additional nominee, with such approval not to be unreasonably withheld.

The Amended Note Purchase Agreement contains customary terms and covenants, including negative covenants, such as limitations on indebtedness, liens, disposition of assets and mergers. The Amended Note Purchase Agreement also contains financial maintenance covenants, which require (i) the Company and Allurion Opco to maintain not less than $12,500,000 in unrestricted cash in controlled accounts in the U.S. at all times, (ii) the Company to receive minimum trailing twelve-month consolidated Revenue (as defined in the Amended Note Purchase Agreement) of certain amounts set forth in the Amended Note Purchase Agreement, tested quarterly beginning with the twelve-month period ending March 31, 2025, and (iii) the Company's and its subsidiaries’ consolidated business operations outside the United States to be profitable for the trailing three-month period, tested quarterly beginning with the three-month period ending December 31, 2025. The Amended Note Purchase Agreement also contains customary events of default, including defaults related to payment compliance, material inaccuracy of representations and warranties, covenant compliance, bankruptcy and insolvency proceedings, cross-payment defaults and cross-acceleration to certain other material indebtedness agreements and judgment default.

The foregoing description of the Original Note Purchase Agreement and the Amendment is not complete and is qualified in its entirety by reference to the complete text of the Original Note Purchase Agreement, which is filed as Exhibit 99.10 to the Schedule 13D and the Amendment, which is filed as Exhibit 99.11 to the Schedule 13D.

Amendment to Revenue Interest Financing Agreement

On April 14, 2024, the Revenue Interest Financing Agreement (the “Original RIFA”) was amended pursuant to the Omnibus Amendment (the “RIFA Amendment”), by and among the Company, Allurion Opco, Allurion Australia Pty Ltd, a proprietary limited company organized under the laws of Australia and a wholly owned subsidiary of the Company, the original investor in the Revenue Interest Financing Agreement and RTW Investments, to reflect certain modifications agreed between the parties thereto in connection with the Purchasers’ purchase of the Notes and the refinancing of the Fortress Credit Agreement. Among other things, the RIFA Amendment waived the existing event of default under the Original RIFA, increased the rate of revenue interest payments to be paid to RTW Investments on all current and future products and digital solutions developed and to be developed by the Company (the “Royalty Rate”) for net sales under $100 million prior to December 31, 2026 payable to RTW Investments from 6% to 12%, and increased the Royalty Rate on net sales in excess of $100 million on or after January 1, 2027 payable to RTW Investments from 10% to 12%, subject to the terms and conditions of the RIFA Amendment.

The foregoing description of the RIFA Amendment is not complete and is qualified in its entirety by reference to the complete text of the RIFA Amendment, which is filed as Exhibit 99.12 to the Schedule 13D.

Amendment to RTW Investments Side Letter

On April 14, 2024, the Company, Allurion Opco and the RTW Funds entered into the First Amendment to Amended and Restated Letter Agreement (the “Side Letter Amendment”) to the Amended and Restated RTW Side Letter (the “Existing Side Letter”) to reflect certain modifications to the Existing Side Letter in connection with the Purchasers’ purchase of the Notes. The Side Letter Amendment provides, among other things, that the RTW Funds may make a single election in certain circumstances to convert up to $7,500,000 of the purchase price that the Additional RIFA Investors paid for certain equity interests in the Company into an amount of financing provided by the RTW Funds to Allurion Opco pursuant to an additional revenue interest financing agreement with Allurion Opco.

The foregoing description of the Side Letter Amendment is not complete and is qualified in its entirety by reference to the complete text of the Side Letter Amendment, which is filed as Exhibit 99.13 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)       The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 47,852,203 shares of Common Stock outstanding as of March 22, 2024, as reported by the Company in its Annual Report on Form 10-K for the year ended December 31, 2023, and assumes the conversion of the Notes up to the Conversion Cap.

(b)        See rows (7) through (10) of the cover page to this Amendment No. 1 for the number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)        The Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days.

(d)       No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares of Common Stock reported herein.

(e)       Not applicable.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

99.10 Note Purchase Agreement, dated as of April 14, 2024, by and among Allurion Technologies, Inc., RTW Investments, LP, as agent for the purchasers party thereto from time to time, and Acquiom Agency Services LLC, as collateral agent for the purchasers (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 17, 2024).

99.11 First Amendment to Note Purchase Agreement, dated as of April 16, 2024, by and among Allurion Technologies, Inc., RTW Investments, LP, as agent for the purchasers party thereto from time to time, and Acquiom Agency Services LLC, as collateral agent for the purchasers (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 17, 2024).

99.12 Omnibus Amendment, dated as of April 14, 2024, by and among Allurion Technologies, Inc., Allurion Technologies, LLC and certain entities that have engaged RTW Investments, LP as investment manager (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 17, 2024).

99.13 First Amendment to Amended and Restated Letter Agreement, dated as of April 14, 2024, by and among Allurion Technologies, Inc., Allurion Technologies, LLC, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 17, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 17, 2024

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name: Roderick Wong, M.D.
Title: Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.